Exhibit 99.1

Satellogic Elects Tom Killalea to its Board of Directors

25-Year Global Technology Executive and Advisor Brings Expertise in Product Development, Digital Innovation, Customer Experience and Security

New York, NY – March 30, 2022 – Satellogic Inc. (NASDAQ: SATL), a leader in sub-meter resolution satellite imagery collection, has today elected Tom Killalea to its Board of Directors (the “Board”). A seasoned technology executive and advisor, Killalea brings nearly 25 years of experience in product development, digital innovation, customer experience and security to the Company. Mr. Killalea’s election as an independent director increases the total number of Board members to eight, with five independent directors.

Killalea is the former President of Aoinle, a consulting firm. Prior to that role, he held various leadership roles at Amazon, most recently as its Vice President of Technology for the Kindle Content Ecosystem. He also previously led Amazon’s Infrastructure and Distributed Systems team, which later became a key part of the Amazon Web Services Platform, and also served as Amazon’s Chief Information Security Officer and Vice President of Security.

Killalea is Chairman of the board of MongoDB (NASDAQ: MDB), and serves on the board of Capital One (NYSE: COF) and of Akamai (NASDAQ: AKAM). He previously served on the board of Xoom (acquired by PayPal) from March 2015 to November 2015 and Carbon Black (acquired by VMware) from April 2017 to October 2019. Killalea also currently serves on the editorial board of the Association for Computing Machinery Queue. He holds a B.Ed. in Education from the National University of Ireland and a B.S. in Computer Science from Trinity College Dublin.

“We are thrilled to welcome Tom to our Board of Directors,” stated Emiliano Kargieman, CEO of Satellogic. “His expertise in the field of technology and experience working with some of the most renowned companies in the world, such as Amazon and Capital One, will be a valuable asset as we continue to scale rapidly towards our goal of having over 200 satellites in orbit by 2025, which will allow us to remap the world daily.”

“Satellogic’s focus on making Earth Observation data accessible and affordable is important to help organizations worldwide make better decisions for our future,” said Killalea. “I look forward to helping Satellogic execute its large-scale growth initiatives and to deliver products to customers that will provide valuable and timely geospatial insights.”

In addition to Killalea, the Board’s members are: Steven Mnuchin, former Secretary of the Treasury and Founder and Managing Partner of Liberty Strategic Capital; General Joseph F. Dunford Jr., former Chairman of the Joint Chiefs of Staff and Senior Managing Director for Liberty Strategic Capital; Howard Lutnick, Chairman and CEO of Cantor Fitzgerald; Marcos Galperin, Co-Founder, Chairman and CEO at MercadoLibre; Bradley Halverson, Former Group President and Chief Financial Officer at Caterpillar; Ted Wang, Partner at Cowboy Ventures; and Emiliano Kargieman, Founder and CEO of Satellogic.

The Board is composed of leaders from across the globe, and will help Satellogic further democratize access to critical Earth Observation (“EO”) data.

About Satellogic

Founded in 2010 by Emiliano Kargieman and Gerardo Richarte, Satellogic (NASDAQ: SATL) is the first vertically integrated geospatial company, driving real outcomes with planetary-scale insights. Satellogic is creating and continuously enhancing the first scalable, fully automated EO platform with the ability to remap the entire planet at both high-frequency and high-resolution, providing accessible and affordable solutions for customers.

Satellogic’s mission is to democratize access to geospatial data through its information platform of high-resolution images and analytics to help solve the world’s most pressing problems including climate change, energy supply, and food security. Using its patented Earth imaging technology, Satellogic unlocks the power of EO to deliver high-quality, planetary insights at the lowest cost in the industry.

With more than a decade of experience in space, Satellogic has proven technology and a strong track record of delivering satellites to orbit and high-resolution data to customers at the right price point.

To learn more, please visit: http://www.satellogic.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Satellogic’s current expectations and beliefs concerning future developments and their potential effects on Satellogic and include statements concerning Satellogic’s strategies, Satellogic’s future opportunities, and the commercial and governmental applications for Satellogic’s technology. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this press release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by, an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Satellogic. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) Satellogic’s ability to scale its constellation, (ii) Satellogic’s ability to continue to meet image quality expectations, to continue to enhance the capability of its network of satellites and to continue to offer superior unit economics, (iii) Satellogic’s ability to become or remain an industry leader, (iv) the number of commercial applications for Satellogic’s products and services, (v) Satellogic’s ability to address all commercial applications for satellite imagery, changes in the competitive and highly regulated industries in which Satellogic operates, variations in operating performance across competitors and changes in laws and regulations affecting Satellogic’s business, (vi) the ability to implement business plans, forecasts and other expectations, and to identify and realize additional opportunities, (vii) the risk of downturns in the commercial launch services, satellite and spacecraft industry, (viii) the risk that Satellogic and its current and future collaborators are unable to successfully develop and commercialize Satellogic’s products or services, or experience significant delays in doing so, (ix) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (x) the risk of product liability or regulatory lawsuits or proceedings relating to Satellogic’s products and services, and (xi) the risk that Satellogic is unable to secure or protect its intellectual property. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Satellogic’s registration statement on Form F-1 and the prospectus included therein and other documents filed or to be filed by Satellogic from time to time with the Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Satellogic assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Satellogic can give no assurance that it will achieve its expectations.

Contacts

Investor Relations:
MZ Group
Chris Tyson/Larry Holub
(949) 491-8235
SATL@mzgroup.us

Media Relations:
Satellogic
pr@satellogic.com